# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Royalty Co Inc, CIK 0002087398
CUSIP: 02462A104
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta Canada (A0), T2P 2Z1
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001798562

## Reporting persons
- TMC the metals company Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 13,846,154; shared voting power 0; sole dispositive power 13,846,154; shared dispositive power 0; aggregate amount beneficially owned 13,846,154 (25.15% of the class)
  Comment: The percent of Common Shares beneficially owned by the reporting person was calculated based on 55,061,113 Common Shares issued and outstanding as described in the issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Issuer
Name of issuer: Metals Royalty Co Inc
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, A0 T2P 2Z1

## Item 2. Person Filing
Name of person filing: TMC the metals company Inc., a publicly-traded corporation
Address of principal business office or, if none, residence: 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3
Citizenship: The reporting person is a corporation formed under the laws of British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,846,154
Percent of class: 25.15%
Sole power to vote or to direct the vote: 13,846,154
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,846,154
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- TMC the metals company Inc.: /s/ Craig Shesky, Craig Shesky, CFO (04/09/2026)